[P. H. Glatfelter Letterhead]
September 22, 2006
VIA FACSIMILE ([202-772-9205]) AND EDGAR
Mr. Mark P. Shuman
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N.E.
Washington, D.C. 20549
P. H. Glatfelter Company
Registration Statement on Form S-4
Filed July 17, 2006 (File No. 333-135808)
Responses to SEC Comment Letter dated August 4, 2006
Dear Mr. Shuman:
          On behalf of P. H. Glatfelter Company (the “Company”), set forth below are the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received in your letter dated August 4, 2006 relating to the Company’s registration statement on Form S-4 (File No. 333-135808) filed on July 17, 2006 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). Each Staff comment is followed by the Company’s response to that comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.
          This letter should be read in conjunction with the accompanying Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company filed with the Commission on the date hereof. In addition to revising the Registration Statement in response to the Staff’s comments, the Company has updated the financial statements and other financial information as of and for the three months ended March 31, 2006 to reflect results as of and for the three and six months ended June 30, 2006. In this letter, all page references set forth in the Company’s responses to the Staff’s comments refer to page numbers in Amendment No. 1. To assist the Staff in reviewing Amendment No. 1, we are delivering, by overnight mail, a copy of this letter and eight bound copies of Amendment No. 1. Four of the copies of Amendment No. 1 have been marked to show changes from the Registration Statement as originally filed with the Commission on July 17, 2006.

General
1.	Prior to effectiveness, please provide us a with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Morgan Stanley & Co. Incorporated and Shearman & Sterling.

The Company has included the supplemental letter as Annex A hereto, as requested.

2.	Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company confirms that the offer will be open for at least 20 full business days in compliance with Rule 14e-1(a). Please also see the Company’s response to comment 3 below. The expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3.	We refer you to the immediately preceding comment. As currently drafted, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what may ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5,1980). Please confirm that your offer will be open at least through midnight.

The Company notes the Staff’s comment regarding the duration of the exchange offer. In lieu of changing the expiration time to midnight, the Company confirms that the offer will be open until 5:00 p.m. on the 21st business day following commencement of the offer, in compliance with Rule 14e-1(a).

4.	We note the disclosure indicating that you will issue new notes or return any old notes accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

The Company has amended the Registration Statement so that all references to the Company issuing new notes or returning old notes accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer have been changed to indicate that the Company will exchange new notes or return old notes “promptly” upon expiration or termination of the offer.

5.	Disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

The Company notes the Staff’s comment and respectfully submits that the disclosure providing that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Section 14(e) of the Exchange Act, already appears on page 45 of the Registration Statement.
Cautionary Note Regarding Forward-Looking Statements, page 27
6.	We note your reference to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A No. 2 in Section I.M. of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

The Company has revised the Registration Statement to remove the reference to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.
Conditions to the Exchange Offer, page 33
7.	We note that you may determine in your “sole discretion” whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

The Company has revised the Registration Statement so that whether certain offer conditions have occurred or are satisfied is determined not in the Company’s “sole discretion” but rather in its “reasonable judgment.”

8.	An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid the reference to “threatened” actions, as it is unclear how this could be objectively determined.

The Company has revised the Registration Statement to remove references to “threatened” actions.
United States Federal Income Tax Considerations, page 78
9.	We note you disclosure that the summary beginning on page 143 does not purport to be a complete analysis of all potential tax effects. Disclaimers of this type are inconsistent with the requirement that all material information be provided in your offering material. Please revise.

The Company has revised the Registration Statement to remove the cited disclaimer.
Part II — Information Not Required in Prospectus
10.	Please provide the information required by Item 22 of Form S-4. Note that the proposed offering is a Rule 415 transaction. As a consequence, the undertaking specified in paragraph (a) of Item 512 of Regulation S-K should be provided. See Section II.I of SEC Release 33-6578.

The Company has revised the Registration Statement to include the information required by Item 22, including the undertaking specified in paragraph (a) of Item 512 of Regulation S-K.
Signatures
11.	For the Subsidiary Guarantors, please have the principal financial officer and the principal accounting officer or controller sign the registration statement in these capacities. Refer to Instructions for Signatures, Form S-4.

The Company has revised the signature pages to the Registration Statement for the Subsidiary Guarantors to indicate which officers are signing in the capacities of principal financial officer and principal accounting officer.
*          *          *
In addition, the Company hereby acknowledges:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any questions concerning the matters referred to in this letter, please call the undersigned at (717) 225-2794 or counsel to the Company, Bruce Czachor and Ferdinand J. Erker of Shearman & Sterling LLP, at (212) 848-7835 and (212) 848-8167, respectively.
Very truly yours,
/s/ John P. Jacunski
John P. Jacunski
Senior Vice President and
Chief Financial Officer

cc:	George H. Glatfelter II, Chief Executive Officer
(P. H. Glatfelter Company)
Glenn Davies, Director of SEC Reporting
(P. H. Glatfelter Company)
Bruce Czachor., Esq.
(Shearman & Sterling LLP)
Ferdinand J. Erker, Esq.
Shearman & Sterling LLP)

ANNEX A
[Letterhead of P. H. Glatfelter Company]
September 22, 2006
BY EDGAR TRANSMISSION
Mr. Mark P. Shuman
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N.E.
Washington, D.C. 20549
P. H. Glatfelter Company
Registration Statement on Form S-4
Ladies and Gentlemen:
          P. H. Glatfelter Company (the “Company”), a Pennsylvania corporation and the subsidiary guarantors (the “Subsidiary Guarantors”) listed in the Registration Statement (as defined below) have filed a registration statement on Form S-4 (the “Registration Statement”) with respect to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $200,000,000 aggregate principal amount of 7 1/8% senior notes due 2016 (the “Exchange Notes”), in connection with the offer by the Company to exchange its Exchange Notes for all outstanding unregistered 7 1/8% senior notes due 2016 issued on April 28, 2006 (the “Original Notes”; and such exchange offer being the “Exchange Offer”). The associated filing fee for this Form S-4 in the amount of $21,400 was wired to the Securities and Exchange Commission on July 10, 2006.
          The Company and the Subsidiary Guarantors make the following representations in connection with the Registration Statement:

          1. The Company and the Subsidiary Guarantors are registering the Exchange Offer in accordance with interpretations by the staff of the Securities and Exchange Commission enunciated in interpretive letters such as those addressed to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (July 2, 1993) and Brown & Wood LLP (February 7, 1997).
          2. The Company, the Subsidiary Guarantors and their respective affiliates have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Company’s and the Subsidiary Guarantors’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business, and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. Each tendering holder will be required to represent the foregoing in the letter of transmittal constituting part of the Exchange Offer (the “Letter of Transmittal”)(see paragraph 5 below).
          3. The Company and the Subsidiary Guarantors will make each person participating in the Exchange Offer aware, through the prospectus included in the Registration Statement (the “Prospectus”), that any person who uses the Exchange Offer to participate in a distribution of the Exchange Notes (1) could not rely on the position of the Commission Staff enunciated in the Exxon Capital letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. See “The Exchange Offer—Resale of Exchange Notes” in the Prospectus. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.
          4. The Company and the Subsidiary Guarantors will make each person participating in the Exchange Offer aware, through the Prospectus, that any broker-dealer who acquired Original Notes for its own account and as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for the Original Notes pursuant to the Exchange Offer, may be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus as supplemented and amended from time to time, in connection with any resale of the Exchange Notes. See “Plan of Distribution” in the Prospectus.
          5. The Company and the Subsidiary Guarantors will include in the Letter of Transmittal the following provisions (see pages 4 – 5 of Exhibit 99.1 to the Registration Statement):

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The undersigned holder represents and warrants that
(a)	the Exchange Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving the Exchange Notes, whether or not the person is the holder,

(b)	neither the undersigned holder nor any other recipient of the Exchange Notes (if different than the holder) is engaged in, intends to engage in, or has any arrangement or understanding with any person to participate in, the distribution of the Original Notes or Exchange Notes,

(c)	neither the undersigned holder nor any other recipient is an “affiliate” of the Company within the meaning of Rule 405 promulgated under the Securities Act or, if the holder or such recipient is an affiliate, that the holder or such recipient will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

(d)	if the undersigned is a broker-dealer, it has not entered into any arrangement or understanding with the Company or any “affiliate” of the Company within the meaning of Rule 405 promulgated under the Securities Act to distribute the Exchange Notes,

(e)	if the undersigned is a broker-dealer, the undersigned further represents and warrants that, if it will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act (for which purposes, the delivery of the Prospectus, as the same may be hereafter supplemented or amended, shall be sufficient) in connection with any resale of Exchange Notes received in the Exchange Offer (such a broker-dealer will not be deemed, solely by reason of such acknowledgment and prospectus delivery, to admit that it is an “underwriter” within the meaning of the Securities Act); and

(f)	the undersigned holder is not acting on behalf of any person or entity that could not truthfully make these representations.

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Very truly yours, P. H. GLATFELTER COMPANY
By:	/s/ Jeffrey J. Norton
	Name:	Jeffrey J. Norton
	Title:	Vice President, General Counsel & Secretary

PHG TEA LEAVES, INC.
By:	/s/ George B. Amoss, Jr.
	Name:	George B. Amoss, Jr.
	Title:	Treasurer

THE GLATFELTER PULPWOOD COMPANY
By:	/s/ John P. Jacunski
	Name:	John P. Jacunski
	Title:	Treasurer

GLT INTERNATIONAL FINANCE, LLC
By:	/s/ George B. Amoss, Jr.
	Name:	George B. Amoss, Jr.
	Title:	Treasurer

MOLLANVICK, INC.
By:	/s/ Donald Gross
	Name:	Donald Gross
	Title:	Treasurer

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GLENN-WOLFE, INC.
By:	/s/ Donald Gross
Name: Donald Gross
Title: Treasurer

GLATFELTER HOLDINGS, LLC
By:	/s/ David C. Elder
Name: David C. Elder
Title: Treasurer

GLATFELTER HOLDINGS II, LLC
By:	/s/ David C. Elder
Name: David C. Elder
Title: Treasurer

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